20 April 1999                                               10/99

                     REUTERS FIRST QUARTER TRADING STATEMENT

London - Reuters revenue for the first quarter of 1999 rose by 8%, assisted by a slightly weaker pound, to (pound)771 million (US$1,241 million) compared to (pound)715 million (US$1,151 million) in the first quarter of 1998. (Dollar equivalents are at US$1.61.) Revenue at comparable exchange rates grew by 5%.

Revenue for the Information Division, which incorporates Reuters Information
(RI) and the Corporate and Media business, rose by 7% (5% at comparable rates). The Reuters 3000 Xtra service, the new premium information product, was launched in March. Off Trading Floor products, which address a broader market throughout our client base, continue to show strong growth. Local products have performed well including ReutersPlus in the United States where several large new orders have been announced.

Reuters Trading Systems (RTS) revenue grew marginally at actual rates. At comparable rates revenue fell by 3%. Dealing 2000 foreign exchange products were impacted by market contraction reflecting the introduction of the euro and the weakness in emerging markets in the second half of 1998. Growth in risk management products continues at a brisk rate.

Instinet's revenue grew by 23% (21% at comparable rates) resulting from the buoyant activity of the US markets. Instinet's international business, especially in Europe, continued to grow reflecting the changing dynamics of the European securities sector. Against this background, Instinet announced the development of a new product for the fixed income market.

The Millennium Programme is well advanced with most of the Group's efforts now focused on testing and continuity planning. Costs for the project are expected to decline in the second half of the year.

PETER JOB, chief executive, said: "1999 is a year of change for the Group as we implement our reorganisation, designed to focus on the profitability of the new Divisions. Whilst we remain cautious about revenue growth for the rest of this year, we believe that the reorganisation is going well and we should start to see some of the cost benefits later in the second half. The lower revenue growth, which is in line with our earlier statements, reflects weaknesses in emerging markets and continuing dull conditions in foreign exchange. We see no early recovery in the emerging markets area but the continued expansion of the securities markets in the most developed countries offers us potential opportunities for investment and growth."

END


CONTACT:

Geoff Wicks                                     Tel: 0171 542 8666
Director, Corporate Relations
geoff.wicks@reuters.com

Peter V Thomas                                  Tel: 0171 542 4890
Director, Media Relations
peter.v.thomas@reuters.com

This news release may be deemed to include forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. Certain important factors that could cause actual results to differ materially from those discussed in such forward-looking statements are described in Reuters Annual Report for 1998 under the heading "Cautionary Statements". Copies of this are available on request from Reuters Group PLC, 85 Fleet Street, London EC4P 4AJ.

NOTE TO EDITORS

The revenue figures are based on the new Divisional structure. For comparison purposes the first quarter figures for 1998 have been rebased to reflect this. TIBCO Software revenue is included in Reuters Trading Systems.

Reuters supplies the global financial markets and the news media with the widest range of information and news products including real-time financial data, collective investment data, numerical, textual, historical and graphical databases plus news, graphics, news video, and news pictures, reaching over 485,000 users in 57,900 locations. Reuters designs and installs enterprise-wide information management and risk management systems for the financial markets as well as providing equity and foreign exchange transaction systems. It extensively uses internet technologies for wider distribution of information and news. The Group employed 16,938 staff in 218 cities in 96 countries at 31 December 1998.

Reuters is the world's largest news and television agency with 2,072 journalists, photographers and camera operators in 182 bureaux serving 157 countries. News is published in 22 languages.

For more details see www.reuters.com/mediapack/

Reuters and the dotted and sphere logos are the trademarks of the Reuters Group of Companies.

REVENUE ANALYSIS - FIRST QUARTER 1999
-------------------------------------

                            3 months to                             3 months to
                              31 March             % change           31 March
                        ------------------   --------------------   ------------
                                              actual   comparable
                                               rates     rates
                          1999      1998        of         of       1999    1998
                        (pound)m  (pound)m   exchange   exchange    US$m    US$m
                        --------  --------   --------  ----------   ------------
REVENUE ANALYSIS
BY GEOGRAPHY

Europe, Middle East
and Africa                 393      372         6%         3%       633     599

Asia                       119      115         3%        (1%)      191     185

The Americas               119      110         8%         7%       191     177

Instinet                   125      101        23%        21%       201     163

TIBCO                       15       17        (7%)       (8%)       25      27

TOTAL                      771      715         8%         5%     1,241   1,151

REVENUE ANALYSIS
BY DIVISION

Information Division       457      426         7%         5%       736     684

Reuters Trading
Systems                    189      188         0%        (3%)      304     304

Instinet                   125      101        23%        21%       201     163

TOTAL                      771      715         8%         5%     1,241   1,151

REVENUE ANALYSIS
BY TYPE

Recurring                  588      550         7%         4%       946     886

Usage                      149      128        16%        14%       240     206

Outright                    34       37        (7%)       (9%)       55      59

TOTAL                      771      715         8%         5%     1,241   1,151